Exhibit 3

FOR IMMEDIATE RELEASE

CONCORDIA BUS AB (PUBL) LAUNCHES CHANGE OF CONTROL OFFER FOR ITS €145,000 11% SENIOR SUBORDINATED NOTES

11 November 2005 -- Concordia Bus AB (publ) (“Bus”) announced today that on October 4, 2005 holders of an aggregate principal amount of €159,855,000 of its 11% Senior Subordinated Notes due 2010 (the "Notes") exchanged their Notes for shares in Bus and that such exchange constitutes a Change of Control under the indenture (the "Indenture") governing the Notes.

Pursuant to Section 1015 of the Indenture, Bus today commenced a Change of Control Offer for the €145,000 aggregate principal amount of Notes outstanding.  Promptly after the close of the Change of Control Offer on December 12, 2005, Bus will, subject to the terms and conditions of the Change of Control Offer, which are included in the Change of Control Offer Document dated today's date (the "Change of Control Offer Document"), repurchase the Notes validly tendered and not withdrawn in the Change of Control Offer for cash equal to 101% of the principal amount of Notes so tendered plus accrued interest, if any.

The Change of Control Offer is being made solely pursuant to the Change of Control Offer Document, which sets forth and governs the terms and conditions of the Change of Control Offer and sets forth information about how to tender Notes.  The Change of Control Document contains important information that should be read carefully before any decision is made with respect to the Change of Control Offer.  The Change of Control Offer Document may be obtained from Lucid Issuer Services (Tel.: +44 20 7704 0880, email: Concordia@lucid-is.com).

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OF OFFER TO BUY THE NOTES.